FIRST COMMUNITY CORPORATION

5455 Sunset Boulevard

Lexington, South Carolina 29072

August 13, 2010

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549

ATTN:  Assistant General Counsel (Banking and Finance)

Re:          Rule 477 Application for Withdrawal of Registration Statement on Form S-3

(File No. 333-157271)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933 (the “Securities Act”), First Community Corporation (the “Company”) hereby respectfully requests that the U.S. Securities and Exchange Commission (the “Commission”) consent to the withdrawal of its Registration Statement on Form S-3 (File No. 333-157271), together with all exhibits thereto (the “Registration Statement”), which was filed with the Commission on February 12, 2009.  The Registration Statement registered, for re-sale, a warrant and common shares underlying the warrant which were issued to the U.S. Department of the Treasury (the “Treasury”) pursuant to the terms of the Letter Agreement dated November 21, 2008 between the Company and the Treasury under the Treasury’s Troubled Assets Relief Program Capital Purchase Program (the “Transaction”).

The Company is requesting the withdrawal of the Registration Statement because, following the filing of the Registration Statement with the Commission on February 12, 2009, the Treasury notified the Company that, since the Company was not eligible to register on a Registration Statement on Form S-3 (“Form S-3”) the resale of its Fixed Rate Cumulative Perpetual Preferred Stock, Series T, also issued to the Treasury in accordance with the terms of the Transaction, the Treasury would not require the Company to register for re-sale the warrant and common shares underlying the warrant issued in the Transaction on a Form S-3.

The Company hereby confirms that no securities were issued or sold pursuant to the Registration Statement.  The Company believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) under the Securities Act.  Accordingly, the Company hereby respectfully requests the immediate withdrawal of the Registration Statement.

If the Commission has any questions or requires any additional information, please do not hesitate to contact Joseph G. Sawyer at (803) 951-0508 or at jsawyer@firstcommunitysc.com.  We thank you in advance for your assistance with this matter.

Very truly yours,

First Community Corporation

By:
/s/ Joseph G. Sawyer
Joseph G. Sawyer
Senior Vice President and
Chief Financial Officer